Exhibit 99.23

PRESS RELEASE

FOR IMMEDIATE RELEASE

NURAN WIRELESS Reports Second Quarter

2025 Financial Results

Quebec, QC, Canada, September 2nd, 2025 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading supplier of mobile and broadband wireless infrastructure solutions, is pleased to announce its financial results for the quarter ended June 30, 2025.

Highlights of the Company’s financial results for the six months ended June 31, 2025, include the following:

●	Revenue of $2,909,754 compared to $2,085,634, for the six months ended June 30, 2024, an increase of 39%, entirely attributable to the increase in Network as a Service (‘‘NaaS’’) revenue.

●	Gross profit of $1,677,647 (58%) for the six months ended June 30, 2025, compared to $1,232,978 in 2024, an increase of $444,669 or 36%.

●	Total expenses of $6,501,525 compared to $6,892,785 for the six months ended June 30, 2024, a decrease of 6%. Savings in selling, general and administrative expenses were offset by increased financial expenses related to debt service costs of short-term borrowings and the Cygnum Capital facility with most of these charges being non-cash.

●	Net Loss of $5,319,261 compared to $4,882,809 for the six months ended June 31, 2025, an increase of 9%. The 2024 loss was reduced by a gain on debt settlement of $801,670. In 2025, charges not directly related to operations including a small loss on debt settlement as well as the book loss on the DRC contract amendment contributed to the increase in the loss. Excluding these, the Loss before other elements improved by 15%.

During the second quarter, management was informed by its MNO client of an error in their billing system that resulted in a segment of traffic being incorrectly billed as international due to area code misallocation. Prefixes not identified as local calls were classified as international calls or SMS, leading to revenue calculations exceeding local tariffs by ten times or more. The issue arises from their introduction of new area codes to accommodate increasing mobile penetration; however, these numbers were not configured as local calls, resulting in their classification as international calls by default. As a result of the billing information provided to NuRAN, which was used to generate our invoice to them, was overstated. The Company has adjusted Q1 revenue and Q2 revenue to reflect the current billing information provided by its client. While the situation is not finally resolved, the two parties are currently assessing and negotiating a definitive solution for this issue.

While NaaS revenue per site is negatively impacted, the Company reports that this is still in line with its initial projections for site economics, specifically gross margin and EBITDA as well as (ROI) return on investment. Even after accounting for the additional sites brought live, the growth in revenue over 2024 shows the strong performance of the NaaS business model. Although EBITDA is a non-GAAP measure, the Q2 results remain positive, bolstered by prior year adjustments. In addition, the ongoing Cameroon rollout, the relocation of low traffic sites in the DRC, resumption of operations in Ghana following the MOU, new country deployments, and 3G network expansion are all expected to mitigate the short-term effects of international tariffs on global revenue.

PRESS RELEASE

NuRAN Wireless’s second quarter financial results reflect a company in transition, striving for operational sustainability even as it invests in growth. Revenue climbed to $2.9M for the six months ended June 30, 2025, marking a robust 39% increase over the prior period—a surge largely driven by the expansion of its NaaS model. Gross profit margin remained healthy, suggesting stable cost management despite scaling operations. Notably, total expenses decreased reflecting improved cost discipline, though elevated financial expenses related to short-term debt did weigh on overall profitability. The net loss widened by 9% to $5,319,261, indicating that while topline growth is accelerating, the company continues to prioritize network expansion and strategic investments over immediate profitability. Collectively, these figures highlight NuRAN’s commitment to bridging the digital divide, balancing short-term financial pressures with long-term growth aspirations.

“As we reflect on our Q2 results, I am pleased with the progress NuRAN has made in expanding our network and delivering strong revenue growth. Despite short-term challenges, our team’s dedication and operational achievements have laid a solid foundation for continued momentum. With our Network as a Service model gaining traction and new sites coming online, we are confident in our path to sustainable growth and our mission to connect underserved communities around the world.”— Francis Létourneau, President and CEO of NuRAN Wireless Inc.

Highlights from the Quarter and Recent Announcements Include:

●	On July 18, 2025, NuRAN announced that it has initiated negotiations with its current debt holders and with new potential institutional investors and lenders to raise additional operating funds. The plan is to potentially restructure or replace much of its outstanding current debt instruments with better terms.

●	On August 26, 2025, the Company announced that it completed an initial step towards this objective by closing a non-brokered private placement for proceeds of $1.5M to be used for working capital purposes and payment of short-term debt. The Common Shares issued under the private placement are subject to a statutory hold period expiring December 26, 2025. The Company decided to close this Private Placement at this time to ensure that it has sufficient working capital for the duration of the discussions.

●	In addition, the Company provided an update on planned debt restructuring. It is pursuing two tracks to either 1) replace existing debt with longer term, non-convertible or hybrid instruments or 2) swap debt for equity to replace this debt on the Company’s balance sheet. Negotiations with institutional lenders and investors are ongoing and include governmental agencies that require sufficient time to complete their process. This first option might also include other private lenders and investors who know the Company well and are working in parallel.

●	Current debt holders are an integral part of the process and terms of potential repayment, conversion and write-off, or a combination of these, is being discussed and proposals being considered include additional tranches of the private placement to achieve a more streamlined capital structure suited to future fund-raising and value creation.

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

PRESS RELEASE

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Frank Candido

Investor relations

Frank.candido@nuranwireless.com

Tel: (514) 969-5531

Neither the Canadian Securities Exchange nor its Market Regulator (as defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian securities laws. All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “may”, “will”, “project”, “should” or similar words, including negatives thereof, suggesting future outcomes. Forward looking statements are subject to both known and unknown risks, uncertainties and other factors, many of which are beyond the control of NuRAN, that may cause the actual results, level of activity, performance or achievements of NuRAN to be materially different from those expressed or implied by such forward looking statements, including but not limited to management’s business strategy for 2025. Although NuRAN has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements are not a guarantee of future performance and involve a number of risks and uncertainties, some of which are described herein. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause NuRAN’’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and, except as required by law, neither NuRAN assumes no obligation to publicly update or revise such statements to reflect new information, subsequent or otherwise. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management’s discussion and analysis that is available on the Company’s profile on SEDAR at www.sedar.com.